5 November 2002

To: Company Announcements Office

The Australian Stock Exchange

4th Floor, 20 Bridge Street

SYDNEY NSW 2000

Australia

Company Announcements Office

The London Stock Exchange

Old Broad Street

London EC2N 1HP

United Kingdom

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutchse Bank

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") and BHP Billiton Plc ("Plc") held on 4 November 2002.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendices 1 and 2. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:
Business	Votes For	Votes Against	Votes Abstain	Results
1. Receipt of Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,945,996,613	2,036,694	Nil	Carried
2. Receipt of Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,940,272,470	1,824,008	Nil	Carried
3. Re-election of Mr B P Gilbertson as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,882,959,882	23,962,199	Nil	Carried
4. Re-election of Mr B P Gilbertson as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,823,515,266	29,489,675	Nil	Carried
5. Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,873,328,138	18,158,541	Nil	Carried
6. Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,860,265,511	24,395,273	Nil	Carried
7. Re-election of Dr J M Schubert as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,829,069,920	18,232,259	Nil	Carried
8. Re-election of Dr J M Schubert as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,820,144,391	20,175,793	Nil	Carried
9. Election of Mr C W Goodyear as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,966,197,842	6,219,236	Nil	Carried
10. Election of Mr C W Goodyear as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,962,573,329	5,197,351	Nil	Carried
11. Appointment of auditors of BHP Billiton Limited and BHP Billiton Plc and authorise auditors' remuneration (an ordinary resolution and Joint Electorate Action)	2,929,787,123	34,275,486	Nil	Carried
12. Renewal of Directors' authority to issue shares of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,807,850,193	161,188,314	Nil	Carried
13. Renewal of disapplication of pre-emption rights in BHP Billiton Plc (a special resolution and Joint Electorate Action)	2,818,539,053	143,036,194	Nil	Carried
14. Renewal of the authority given in the Contingent Purchase Contract of BHP Billiton Plc (a special resolution and Joint Electorate Action)	2,754,760,532	140,969,761	Nil	Carried
15. Approval of the Remuneration Policy (an ordinary resolution and Joint Electorate Action)	2,493,575,814	228,083,912	Nil	Carried
16. Approval of the Group Incentive Schemes (an ordinary resolution and Joint Electorate Action)	2,547,740,837	214,000,881	Nil	Carried
17. Approval of the grant of Performance Shares to Mr B P Gilbertson (an ordinary resolution and Joint Electorate Action)	2,447,664,326	337,109,846	Nil	Carried
18. Approval of the grant of Performance Shares to Mr C W Goodyear (an ordinary resolution and Joint Electorate Action)	2,454,809,533	337,249,043	Nil	Carried

K J Wood

Company Secretary

Final Proxy Position - BHP Billiton Limited

	Limited	Plc
1. Receipt of Financial Statements and Reports of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -	1,530,491,880	1,481,976,994
♦ was to vote for the resolution	1,348,065,074	1,327,362,531
♦ was to vote against the resolution	1,574,478	451,510
♦ was to abstain on the resolution	29,778,767	36,704,392
♦ may vote at the proxy's discretion	151,073,561	117,458,561

2. Receipt of Financial Statements and Reports of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,526,142,999	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,220,632,382	1,440,579,163
♦ was to vote against the resolution	1,363,511	450,428
♦ was to abstain on the resolution	30,417,565	37,499,652
♦ may vote at the proxy's discretion	273,729,541	3,447,751

3. Re-election of Mr B P Gilbertson as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,534,544,226	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,352,415,760	1,260,409,913
♦ was to vote against the resolution	4,620,433	19,323,532
♦ was to abstain on the resolution	26,578,753	85,034,170
♦ may vote at the proxy's discretion	150,929,280	117,209,379
4. Re-election of Mr B P Gilbertson as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,623	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,222,064,454	1,321,184,504
♦ was to vote against the resolution	3,925,983	25,546,095
♦ was to abstain on the resolution	26,534,642	131,801,098
♦ may vote at the proxy's discretion	274,987,544	3,445,297

5. Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,531,855,363	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,352,029,298	1,250,780,656
♦ was to vote against the resolution	5,949,162	12,205,745
♦ was to abstain on the resolution	22,597,874	101,789,728
♦ may vote at the proxy's discretion	151,279,029	117,200,865

6. Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,673	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,224,322,937	1,355,270,929
♦ was to vote against the resolution	5,405,724	18,988,753
♦ was to abstain on the resolution	22,444,065	104,272,015
♦ may vote at the proxy's discretion	275,339,947	3,445,297

7. Re-election of Dr J M Schubert as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,531,854,859	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,351,636,938	1,207,033,362
♦ was to vote against the resolution	6,360,874	11,839,397
♦ was to abstain on the resolution	22,615,872	145,903,370
♦ may vote at the proxy's discretion	151,241,175	117,200,865

8. Re-election of Dr J M Schubert as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,527,512,694	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,223,923,571	1,315,775,154
♦ was to vote against the resolution	5,772,919	14,370,886
♦ was to abstain on the resolution	22,612,934	148,385,657
♦ may vote at the proxy's discretion	275,203,270	3,445,297

9. Election of Mr C W Goodyear as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,531,850,804	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,363,539,534	1,340,411,597
♦ was to vote against the resolution	5,377,149	761,841
♦ was to abstain on the resolution	11,588,699	31,863,945
♦ may vote at the proxy's discretion	151,345,422	108,939,611

10. Election of Mr C W Goodyear as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,527,508,344	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,236,449,708	1,445,684,256
♦ was to vote against the resolution	4,354,637	765,306
♦ was to abstain on the resolution	11,512,691	32,086,664
♦ may vote at the proxy's discretion	275,191,308	3,440,768

11. Appointment of auditors of BHP Billiton Limited and BHP Billiton Plc and authorise auditors' remuneration
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,531,850,912	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,355,773,470	1,418,930,133
♦ was to vote against the resolution	14,952,134	21
♦ was to abstain on the resolution	11,065,647	40,692,110
♦ may vote at the proxy's discretion	150,059,661	3,105,195

12. Renewal of Directors' authority to issue shares of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,531,876,949	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,291,044,176	1,361,873,477
♦ was to vote against the resolution	76,120,152	84,935,084
♦ was to abstain on the resolution	14,690,269	32,087,358
♦ may vote at the proxy's discretion	150,022,352	3,081,075

13. Renewal of disapplication of pre-emption rights in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,524,398,467	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,308,921,142	1,354,210,672
♦ was to vote against the resolution	50,249,439	92,587,624
♦ was to abstain on the resolution	14,680,016	32,094,867
♦ may vote at the proxy's discretion	150,547,870	3,083,831

14. Renewal of the authority given in the Contingent Purchase Contract of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,543,274,989	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,265,611,037	1,332,883,392
♦ was to vote against the resolution	57,217,753	83,702,731
♦ was to abstain on the resolution	69,198,830	62,306,827
♦ may vote at the proxy's discretion	151,247,369	3,084,044

15. Approval of the Remuneration Policy
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,524,471,919	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,233,647,006	1,104,787,846
♦ was to vote against the resolution	50,089,640	177,608,774
♦ was to abstain on the resolution	90,275,470	196,497,330
♦ may vote at the proxy's discretion	150,459,803	3,083,044

16. Approval of the Group Incentive Schemes
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,490,080,501	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,199,627,235	1,246,247,313
♦ was to vote against the resolution	115,933,965	97,577,788
♦ was to abstain on the resolution	76,793,381	135,068,849
♦ may vote at the proxy's discretion	97,725,920	3,083,044

17. Approval of the grant of Performance Shares to Mr B P Gilbertson
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,482,358,568	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,147,590,034	1,198,464,654
♦ was to vote against the resolution	161,968,148	174,731,428
♦ was to abstain on the resolution	75,318,172	105,698,932
♦ may vote at the proxy's discretion	97,482,214	3,081,980

18. Approval of the grant of Performance Shares to Mr C W Goodyear
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,489,800,363	1,481,976,994
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,154,855,011	1,198,445,994
♦ was to vote against the resolution	162,012,427	174,741,066
♦ was to abstain on the resolution	75,432,611	105,696,053
♦ may vote at the proxy's discretion	97,500,314	3,093,881

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia